

November 8, 2010

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

> **Re: Vector Group Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 1-05759**

Dear Mr. Kirkland:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Stickel
Attorney Advisor